SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Draft Registration Statement on Form F-1
Submitted April 25, 2023
CIK 0001971828

Dear Ms. Rivera:

We represent Energys Group Ltd. (the “Company” or the “Registrant”) as U.S. counsel. We are submitting herewith Amendment No. 1 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

We note that the Company is based in the United Kingdom (“UK”) and that it has over 23 years of experience in the UK in deploying energy-saving technologies and services. Further, the Company’s headquarters is located in the UK. The Staff has raised a number of comments relating to the Company’s Hong Kong subsidiaries. We respectfully submit that the addition of many of the disclosures proposed by the Staff is neither necessary nor appropriate and is potentially misleading to investors. Products are sourced and research and development activities are conducted in Hong Kong, but the primary operations of the Company are in the UK.

The purpose of this letter is to respond to the comment letter dated May 22, 2023 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Draft Registration Statement on Form F-1 submitted on April 25, 2023

Explanatory Note, page i

1.	Please revise the primary prospectus to disclose the resale offering in the summary, and in the description of the lock-up agreements.

Response:

In response to this comment, the Registrant has added disclosure of the resale offering to the Prospectus Summary on page 8 and has added references to the inclusion of the resale shares under the lock-up agreements on pages 9, 115 and 123.

U.S. Securities and Exchange Commission

August 7, 2023

Prospectus Summary, page 1

2.	Please include the organizational chart on page 51 in your prospectus summary. Please also clearly describe the reorganization and consider providing a diagram reflecting the organizational chart before the reorganization.

Response:

The Registrant has added a description of the reorganization and a diagram showing the organization of the Group after the reorganization to the Prospectus Summary. The Registrant respectfully submits that, in its opinion, a diagram reflecting the organization of the Group before the reorganization is not necessary in light of the step-by-step description.

3.	Please revise your risks and challenges section to expand upon the risks related to your operations in Hong Kong. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws.

Response:

We direct the Staff’s attention to the second paragraph of this response letter, and the Registrant’s concerns about misleading investors and including disclosures that are neither necessary nor appropriate because the Company’s primary business activities and headquarters are in the UK.

We note that in response to this comment the Registrant has added a reference in the risks and challenges section to newly added risk factors commencing on page 28 that specifically address the risks and uncertainties regarding the legal systems in China and Hong Kong. In addition, the Registrant has added risk factors relative to our operations in Hong Kong and the manufacture of our products in the PRC.

4.	Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

Please see earlier comments concerning China oriented disclosures requested by the Staff.

Nevertheless, the Registrant has revised the Registration Statement to include disclosure on page 6 that management of the Company does not believe that either the Company or its operating subsidiaries are required to obtain permission or approval from Chinese authorities to operate their businesses, other than the standard business licenses and registrations required from the government of Hong Kong. The Registrant has also added disclosure that the Company has not been denied and has received all requisite permissions and approvals.

U.S. Securities and Exchange Commission

August 7, 2023

Risk Factors, page 10

5.	We note your risk factor disclosure on page 20 that “the Company lacks adequately trained accounting personnel with appropriate United States generally accepted accounting principles (US GAAP) expertise.” Please expand your disclosure to detail the risk that this presents to investors and provide details regarding the third-party consultant that the company has hired. Please also specifically state the level of US GAAP expertise of those who were responsible for the preparation of your financial statements.

Response:

The Registrant has revised the risk factor to add further disclosure regarding our Chief Financial Officer’s lack of experience in financial reporting under U.S. GAAP and informing investors that the Company’s lack of accounting personnel with appropriate U.S. GAAP expertise may result in errors in the Company’s financial statements as well as its failure to identify material weaknesses in its internal controls over financial reporting. The Company has also added disclosure regarding its engagement of a third party consultant with over 20 years of experience handling the U.S. GAAP financial reporting of U.S. listed companies to assist the Company with the preparation of its financial statements.

6.	Please include a separate risk factor addressing the risks to investors of having your LED products, product components, and associated products manufactured in China.

Response:

The Company has provided a further risk factor on page 28 under “Risks Related to Doing Business in Hong Kong and Having our Products Manufactured in China” titled “Potential issues arising from our products being manufactured in China could have an adverse effect on our business” that relates specifically to risks of our products being manufactured in China.

7.	It appears that four of your operating subsidiaries are engaged in real estate investments, each owning office units it rents in Hong Kong. Please add risk factor disclosure regarding the risks to investors resulting from your real estate.

Response:

The Company has included a new risk factor under “Risks Related to our Business Operations” disclosing risks associated with investment in real estate.

8.	We note the statement on the cover page that following this offering you will be a controlled company as defined under NYSE American Company Guide Section 801(a) and the disclosure in the summary on page 7 regarding the implications of being a controlled company. Please provide clear disclosure of the risks related to being a controlled company.

Response:

The Company has provided further disclosure on pages 7, 24 and 26 regarding the risks associated with being classified as a controlled company as defined under the NYSE American Company Guide Section 801(a) and the risks of being a controlled company in general.

U.S. Securities and Exchange Commission

August 7, 2023

9.	Please expand upon the risks associated with doing business in Hong Kong and China, including regulatory, liquidity and enforcement risks.

Response:

We direct the Staff’s attention to the second paragraph of this response letter, and the Registrant’s concerns about misleading investors and including disclosures that are neither necessary nor appropriate because the Company’s primary business activities and headquarters are in the UK. The Company’s material activities that generate cash for use in the business are in the UK and not in Hong Kong or China. Payments for the Company’s products from the UK company are not subject to any unusual legal or regulatory restrictions or uncertainties. Further, the Company is in no way dependent upon transfers from Hong Kong or China to fund its cash or financing requirements. Accordingly, no revisions have been made with respect to these aspects of the comment.

Revisions have been made in the Amendment to address the other issues noted in the comment. Specifically, we note that in response to the comment the Registrant has provided further risk factor disclosure under “Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in China” including, but not limited to: (i) Hong Kong and China’s political and legal systems are evolving and have inherent uncertainties; and (ii) fluctuations in exchange rates could adversely affect the Company’s business. In addition, the Registrant respectfully submits that the referenced subsection under Risk Factors already included disclosure of the regulatory and enforcement risks of doing business in Hong Kong.

Enforcement of Civil Liabilities, page 29

10.	Please revise this section to also discuss more the limitations on investors being able to effect service of process and enforce civil liabilities in China. Please revise the discussions in this section to discuss the costs and time constraints associated with enforcement of civil liabilities. Also, please add risk factor disclosure. Lastly, please identify each officer and director located in Hong Kong or China.

Response:

We direct the Staff’s attention to the second paragraph of this response letter, and the Registrant’s concerns about misleading investors and including disclosures that are neither necessary nor appropriate because the Company’s primary business activities and headquarters is in the UK.

The Company does not have any executive officers or directors who are nationals or residents of the PRC, and its business activities are primarily in the UK. Therefore, the Registrant believes that enforcement of Civil Liabilities is relevant under the laws of the Cayman Islands and, to the extent that it involves the Company’s primary business, under the laws of the UK. The Registrant has also included disclosure regarding the laws of Hong Kong because two of the Company’s directors reside in Hong Kong and certain of its Hong Kong subsidiaries own real property in Hong Kong. The Registrant believes that appropriate disclosure has been made and that further disclosure focusing on China is not relevant and is potentially misleading to investors.

Use of proceeds, page 31

11.	We note you intend to use a portion of your proceeds to repay certain promissory notes and bank loans. Please disclose the interest rate and maturity of this indebtedness. To the extent the indebtedness incurred within the past year, please disclose the uses to which the proceeds of such indebtedness were put. See Item 3(c)(4) of Form 20-F as required by Item 4 of Form F-1.

Response:

The Registrant has added disclosure to its “Use of Proceeds” section showing the principal amount, interest rate and maturity date of the promissory notes, with a cross-reference to the section of the prospectus that contains a more complete description of the notes. The Registrant also had added an explanation that the specific bank loans to be repaid, or partially repaid, out of the net proceeds of the offering will be determined at or about the time of closing based on the then applicable interest rates. Supplementally, we have been advised by the Company that the only indebtedness incurred within the past year was the promissory notes. Disclosure has been added to the Use of Proceeds section showing the use to which the net proceeds from the sale of the promissory notes was put.

U.S. Securities and Exchange Commission

August 7, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

12.	Please discuss your auditor’s doubt as to your ability to continue in existence as a going concern, and add risk factor disclosure.

Response:

The Company has added disclosure discussing its auditor’s doubt as to the Company’s ability to continue in existence as a going concern, and added a risk factor with respect thereto.

13.	Please expand the discussion regarding the impact of inflation on page 48, and the risk factor on page 14, if your operations have been materially impacted by recent inflationary pressures. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

The Registrant has expanded its disclosure regarding the impact of inflation on page 48 and the risk factor on page 14 describing the impact inflation has on the Company’s operations and the types of inflationary pressures.

14.	We note several references in the risk factors to supply chain issues and the use of proceeds allocates funds to “counter the global supply chain pressures.” Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. To the extent material, please add a separate risk factor.

Response:

The Company has added a section titled “Key Factors Affecting our Performance – Supply Chain Disruption, Material Costs and Economic Impacts” discussing that the Company may experience increases in the cost or shortage of materials or an interruption in the supply of material necessary for the production of its LED products in the event of supply chain disruptions. The Company also added a further risk factor on page 14 regarding supply chain disruptions.

15.	Please expand your discussion of interest rates on page 49 to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

Response:

The Registrant has added disclosure on page 49 regarding the impact of rising interest rates on its financial condition, cost of borrowing and volume of business.

U.S. Securities and Exchange Commission

August 7, 2023

16.	We note the disclosure that the significant decrease in revenues was primarily a result of the negative impact of the COVID-19 pandemic. Please provide more specificity as to the factors related to COVID-19 that resulted in decreased revenues, such as cancellation of customer contracts, postponement of contract work, global supply chain issues, lack of new customer contracts, etc.

Response:

The Registrant has revised the disclosure on page 37 regarding the impact of COVID-19 on its business operations specifying the factors that contributed to its decreased revenues.

17.	We note the disclosure regarding your indebtedness as discussed beginning on page 42. We also note the disclosure in the risk factors section regarding financial and operational covenants in your secured financing arrangements. Please clearly discuss any material covenants to these agreements. Please also file these financing agreements as exhibits, or provide your analysis as to why they are not material.

Response:

The Registrant has added disclosure on page 43 regarding the inclusion of customary covenants in certain of its banking facilities and has included its financing agreements as exhibits to Amendment 1 to its DRS..

18.	We note the statement that “historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations and loans from banking facilities.” Please provide additional disclosure regarding this statement, given the cash flows table on page 40 reflect net cash flow used from operations for the past three years, not generated from operations.

Response:

The Registrant has revised this disclosure to explain that, historically, it has met its working capital and other liquidity requirements primarily through financial support from the Company’s shareholders and through bank loans.

19.	We note the statement on page 42 that “We had no material defaults in our bank borrowings, nor did we breach any material financial covenants in our facility letters during the fiscal years ended June 30, 2021 and 2022.” Please clarify whether there were any defaults or breaches of financial covenants.

Response:

The Registrant has revised the disclosure to state that, to the best of management’s knowledge, there were no defaults and the Company did not breach any financial covenants in its bank borrowings or facility letters during the fiscal years ended June 30, 2021 and 2022.

U.S. Securities and Exchange Commission

August 7, 2023

Business, page 63

20.	We note your risk factor disclosure on page 10 regarding the company’s recent “increased difficulty in hiring sufficient permanent employees to support [its] operations.” Please expand your human capital disclosure on page 90 to describe, if applicable, any measures that the company has taken to manage this recent difficulty. Refer to Item 101(c)(2)(ii) of Regulation S-K.

Response:

The Company has expanded its disclosure on page 90 to include a discussion regarding its difficulties in hiring sufficient permanent employees and steps taken to mitigate this issue.

21.	Please expand your discussion of the Pay From Savings program. Clarify whether this program is operational and clarify whether such program involves a third party. If not, clarify how this is consistent with the statement on page 74 that “although we do not provide any financing or funding programs directly to our clients, we advise as to a range and structure of possible funding programs with unrelated third parties.”

Response:

The Company has expanded its disclosure on page 75 regarding its Pay From Savings program to disclose the month and year in which this program commenced, to clarify that the actual financing is provided by non-affiliated third parties, such as banking and other financial service institutions, and to explain that the Company ensures its solution portfolio is pre-approved by its finance partners so that clients are assured that the available solutions are acceptable to the finance organizations prior to applying for financing.

Management, page 96

22.	We note your disclosure on page 104 regarding the contractual agreements of directors Peter Walder, Kevin Cox, Michael Lau, and Steven Paul Adams. Please file those agreements as exhibits to your registration statement if they are required in your home country or are otherwise publicly disclosed.

Response:

The Company is not required under the laws of the Cayman Islands to file or publicly disclose its agreements with Directors. Further, there has been no other public disclosure of the directors’ agreements. However, the Company voluntarily agrees to submit/file the agreements as exhibits to the next submission or filing of the Registration Statement.

Principal and Selling Shareholders, page 105

23.	We note that you have attributed beneficial ownership of Moonglade Investment Limited based upon the percentages of ownership of that company. Please revise to attribute to each person with dispositive voting control of Moonglade the entire amount of shares held by Moonglade Investment Limited, as required by Rule 13d-3 of the Exchange Act.

Response:

The Company has revised its principal shareholder table to attribute complete beneficial ownership of the total shares owned of record by Moonglade to Michael Lau, as he has indirect voting control of Moonglade.

U.S. Securities and Exchange Commission

August 7, 2023

24.	You state that “[u]nless otherwise noted below, the address of each person listed on the table is Franklyn House, Daux Road, Billingshurst, West Sussex RH149SJ United Kingdom.” You also that some of your holders may be located elsewhere, such as Moonglade Investment Limited and Sky Shadow Limited, which you state are organized under the laws of the British Virgin Islands. Please disclose the address of each person or entity offering to sell shares. Please also disclose the percentage and number of record holders of the company’s ordinary shares that are residents of the United States. See Part I, Items 7.A.2 and 9.D.1 of Form 20-F and Item 4(a) of Form F-1.

Response:

The Company has revised its principal shareholders table to reflect the individual address of each person or entity offering to sell shares and has included a statement on page 106 that, as of the date of the prospectus, none of the Company’s shareholders of record are U.S. residents.

Certain Cayman Islands Considerations, page 110

25.	Please reconcile your statement here that you “currently intend to comply with the NYSE American Company Guide in lieu of following home country practice after the closing of this offering” with your statement on page 8 that “[f]ollowing this offering, [you] will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American.”

Response:

The Company has revised its disclosure on page 8 to state that it currently intends to comply with the NYSE American Company Guide in lieu of following home country practice.

Exhibits

26.	We note that your exhibit list contains placeholders for various documents to be filed as “form of” documents. Please confirm that you will be filing final, executed versions of your exhibits prior to effectiveness. Refer to Item 601 of Regulation S-K.

Response:

The Company confirms that it will be filing final, executed versions of exhibits listed as “form of” prior to effectiveness.

27.	Please file the consents of the director nominees identified on page 96, as required by Rule 438 of Regulation C.

Response:

The Company has included the executed consents of its director nominees as exhibits to this DRS submission.

U.S. Securities and Exchange Commission

August 7, 2023

Resale Prospectus, page Alt-1

28.

Please reconcile the statement that “[a]ny shares sold by the Minority Shareholders pursuant to this prospectus until our Ordinary Shares are listed or quoted on an established public trading market will take place at US$[], which is the public offering price of the Ordinary Shares we are selling in our initial public offering” with the statement that “[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the NYSE American.”

Response:

The Company has revised its disclosure on page Alt-1 to state that no sales of the shares covered by the prospectus shall occur until the Ordinary Shares sold in its initial public offering begin trading on the NYSE American.

If you have any questions relating to the Draft Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Financial Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd. WWC, P.C.